UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

[ ]   Form 3 Holdings Reported

[ ]   Form 4 Holdings Reported

                                     FORM 5

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Brodsky, Mark
       c/c Stonington Management Corp.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Illinois Superconductor Corporation (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       2/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director* [ ] Officer (give title below) [ ] Chairman [ ] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

                                  (Page 1 of 4)


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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Security (Instr. 3)


2.     Transaction Date (Month/Day/Year)


3.     Transaction Code (Inst. 8)


4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

             (A) or (D):

             Price:


5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.     Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                  (Page 2 of 4)


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Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

             Director Stock Option (right to buy)

2.     Conversion or Exercisable Price of Derivative Security

             $.45

3.     Transaction Date (Month/Day/Year)

             12/10/99

4.     Transaction Code (Instr. 8)

             A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A) 50,000
       (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable:

             12/10/00

       Expiration Date:

             12/10/09

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title:

             Common Stock

       Amount or Number of Shares:

             50,000

8.     Price of Derivative Security (Inst. 5)

             Not applicable.

9.   Number of Derivative  Securities  Beneficially Owned at End of Year (Instr.
     4)

             50,000
                                  (Page 3 of 4)

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

             D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

             Not applicable.

Explanation of Responses:

       * Mr. Brodsky is Chairman of the Board.

     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


        /s/ Mark Brodsky                                       February 14, 2000
           **Signature of Reporting Person                             Date

                                  (Page 4 of 4)